82-3085



Jardines


JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File N

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com


05006165

Group Secretariat

By Airmail


SEC MAIL PROCESSING
RECEIVED
FEB 28 2005
WASH, D.C. 213 SECTION

SUPPL

7th February 2005

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C.20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a notification dated 7th February 2005 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
MAR 04 2005


THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

dlw 3/4

Regulatory Announcement

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Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Notice of Results
Released	09:17 07-Feb-05
Number	2802I

JARDINE MATHESON HOLDINGS LIMITED
2004 FINAL RESULTS ANNOUNCEMENT DATE

Please be advised that the meeting date at which the final results and dividend for the year ended 31st December 2004 of the above Company will be considered is Tuesday, 1st March 2005.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

7th February 2005

www.jardines.com

END

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JARDINE STRATEGIC HOLDINGS LIMITED
Securities and **Exchange Commission File** No.82-3085

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

By Airmail

7th February 2005

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C.20549
U.S.A.

Dear Sirs

Jardine Strategic Holdings Limited

We enclose for your information a notification dated 7th February 2005 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED



Neil M McNamara
Group Corporate Secretary

Regulatory Announcement

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Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Notice of Results
Released	09:19 07-Feb-05
Number	2803I

JARDINE STRATEGIC HOLDINGS LIMITED
2004 FINAL RESULTS ANNOUNCEMENT DATE

Please be advised that the meeting date at which the final results and dividend for the year ended 31st December 2004 of the above Company will be considered is Tuesday, 1st March 2005.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

7th February 2005

www.jardines.com

END

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Jardines

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

7th February 2005

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited

We enclose for your information a copy of a notification dated 7th February 2005 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

Regulatory Announcement

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Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Notice of Results
Released	09:15 07-Feb-05
Number	2800I

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
2004 Final Results Announcement Date

Please be advised that the meeting date at which the final results and dividend for the year ended 31st December 2004 of the above Company will be considered is Monday, 28th February 2005.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

7th February 2005

www.dairyfarmgroup.com

END

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Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

7th February 2005


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2005
WASH., D.C.
213
SECTION

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

<u>Hongkong Land Holdings Limited</u>

We enclose for your information a copy of a notification dated 7th February 2005 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

Regulatory Announcement

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Company	Hongkong Land Hldgs Ld
TIDM	HKLD
Headline	Notice of Results
Released	09:15 07-Feb-05
Number	2801I

HONGKONG LAND HOLDINGS LIMITED
2004 Final Results Announcement Date

Please be advised that the meeting date at which the final results and dividend for the year ended 31st December 2004 of the above Company will be considered is Monday, 28th February 2005.

Neil M McNamara, Jardine Matheson Limited,
For and on behalf of Hongkong Land Holdings Limited

7th February 2005

www.hkland.com

END

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